UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated June 10, 2019

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye-Stillwater" or "the Group" or "the Company")

Sibanye-Stillwater's acquisition of Lonmin – Scheme becomes Effective

Johannesburg, 10 June 2019: Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL) is pleased to note Lonmin's announcement made earlier today, 7 June 2019, that the Scheme implementing the acquisition of Lonmin plc ("Lonmin") has become Effective in accordance with its terms. Accordingly, the entire issued and to be issued ordinary share capital of Lonmin is now owned by Sibanye-Stillwater.

Lonmin Shareholders on the register at the Scheme Record Time, being 6.00 p.m. (London time) today, 7 June 2019, will receive one New Sibanye-Stillwater Share for each Lonmin Share held.

Upon the issuance of the New Sibanye-Stillwater Shares, Sibanye-Stillwater will have in issue 2,670,029,252 ordinary shares of no par value.

The final principal steps to be effected in connection with the Transaction are as follows:
- the admission of 290,394,531 New Sibanye-Stillwater Shares to listing on the Johannesburg Stock Exchange, which is expected to take place at 9.00 a.m. (South African standard time) on 10 June 2019:
  - for Lonmin Shareholders on Lonmin's UK Register, or Lonmin's South African Register holding Lonmin Shares in certificated form, the New Sibanye-Stillwater Shares will be credited to the account in the Strate system of the Computershare Nominee (who will hold the New Sibanye-Stillwater Shares on behalf of such Lonmin Shareholders) upon the commencement of trading (South African standard time) on 13 June 2019; and
  - for Lonmin Shareholders holding an entitlement to Lonmin Shares in uncertificated form in the Strate system, the New Sibanye-Stillwater Shares will be credited to Strate system/CSDP/Broker accounts upon the commencement of trading (South African standard time) on 13 June 2019.

- the listing of and dealings in Lonmin Shares on the Main Board of the Johannesburg Stock Exchange will be suspended with effect from the commencement of trading on the Johannesburg Stock Exchange at 9:00 a.m. (South African standard time) on 10 June 2019. The listing and admission of Lonmin Shares on the Main Board of the Johannesburg Stock Exchange are expected to be cancelled in due course and a further announcement will be made when appropriate;

- the suspension of Lonmin's listing on the Financial Conduct Authority's Official List and the trading of Lonmin Shares on the London Stock Exchange's Main Market for listed securities is expected to take place from 7.30 a.m. (London time) on 10 June 2019. The cancellation of Lonmin's listing on the Financial Conduct Authority's Official List and the trading of Lonmin Shares on the London Stock Exchange's Main

Market for listed securities is expected to take place in due course and a further announcement will be made when appropriate; and

- all non-executive directors of Lonmin have tendered their resignations with effect from the Effective Time of the Scheme.

Capitalised terms used in this announcement (unless otherwise defined) have the same meanings as set out in the scheme circular published by Lonmin dated 25 April 2019.

For more information on the Transaction, please refer to https://www.sibanyestillwater.com/investors/transactions/lonmin.

Ends.

Contact:

Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014

Sponsor: J.P. Morgan Equities South Africa (Proprietary) Limited

Additional Information
This announcement is for information purposes only. It is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities ("Securities"), or the solicitation of any vote or approval in any jurisdiction, pursuant to the Transaction or otherwise nor will there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. This announcement does not constitute a prospectus or prospectus equivalent document.

The Securities referred to in this announcement have not been and will not be registered under the US Securities Act of 1933 (the "US Securities Act") or under the securities laws of any state or other jurisdiction of the United States. Accordingly, the Securities may not be offered, sold, resold, delivered, distributed or otherwise transferred, directly or indirectly, in or into the United States absent registration under the US Securities Act or an exemption therefrom. The Securities are expected to be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law. Persons who are not resident in South Africa or the United Kingdom or who are subject to the laws of other jurisdictions should inform themselves of, and observe, any applicable requirements. Any failure to comply with applicable requirements may constitute a violation of the securities law of any such jurisdiction.

No statement in this announcement is intended as a profit forecast or estimate for any period and no statement in this announcement should be interpreted to mean that earnings or earnings per share for Sibanye-Stillwater or Lonmin, as appropriate, for the current or future financial years would necessarily match or exceed the historical published earnings or earnings per share for Sibanye-Stillwater or Lonmin, as appropriate.

The statements contained in this announcement are not to be construed as legal, business, financial or tax advice. If you are in any doubt about the contents of this announcement, you should consult your own legal, business, financial or tax adviser for legal, business, financial or tax advice.

Overseas shareholders

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law. Persons who are not resident in South Africa or United Kingdom or who are subject to other jurisdictions should inform themselves of, and observe, any applicable requirements. Any failure to comply with the applicable requirements may constitute a violation of the laws of any such jurisdiction.

Unless otherwise determined by Sibanye-Stillwater or required by the City Code on Takeovers and Mergers (the "Code"), and permitted by applicable law and regulation, the Transaction will not be made available, directly or indirectly, in, into or from a Restricted Jurisdiction (as defined in the Scheme Document) where to do so would violate the laws in that jurisdiction. Accordingly, copies of this announcement and all documents relating to the Transaction are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction, and persons receiving this announcement and all documents relating to the Increased Offer (including custodians, nominees and trustees) must not mail or otherwise distribute or send them in, into or from such jurisdictions where to do so would violate the laws in that jurisdiction.

The availability of the Transaction to Lonmin Shareholders who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are resident. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements.

The New Sibanye-Stillwater Shares (as defined in the Lonmin Scheme Document) may not be offered, sold or delivered, directly or indirectly, in, into or from any Restricted Jurisdiction or to, or for the account or benefit of, any Lonmin Shareholder in a Restricted Jurisdiction except pursuant to an applicable exemption from, or in a transaction not subject to, applicable securities laws of those jurisdictions.

Forward looking statements

This announcement contains forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Lonmin's and Sibanye-Stillwater's financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgement of the senior management and directors of Lonmin and Sibanye-Stillwater.

All statements other than statements of historical facts in this announcement may be forward-looking statements. Forward-looking statements also often use words such as "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.

The important factors that could cause Sibanye-Stillwater's and Lonmin's actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, changes in relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; economic, business, political and social conditions in the United Kingdom, United States, South Africa, Zimbabwe and elsewhere; a further downgrade of South Africa's credit rating; the ability of Sibanye-Stillwater and Lonmin to comply with requirements that they operate in a sustainable manner; the occurrence of hazards associated with underground and surface gold, PGMs and uranium mining; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; uncertainty regarding the title to any of Sibanye-Stillwater's properties; changes in the market price of gold, PGMs and/or uranium; fluctuations in exchange rates, currency devaluations, inflation and other macroeconomic monetary policies; Sibanye-Stillwater's future business prospects; financial positions; debt position and Sibanye-Stillwater's ability to reduce debt leverage; plans and objectives of management for future operations; Sibanye-Stillwater's ability to service its bond instruments and comply with loan and other covenants; the occurrence of labour disruptions and industrial action; changes in assumptions underlying Sibanye-Stillwater's and Lonmin's estimation of their current mineral reserves and resources; power disruption, constraints and cost increases; the ability to hire and retain senior management or sufficient technically skilled employees, as well as their ability to achieve sufficient representation of historically disadvantaged South Africans in management positions; the ability to achieve potential synergies from the Transaction; the ability to achieve anticipated efficiencies and other cost savings in connection with past, ongoing and future acquisitions, as well as at existing operations; the success of Sibanye-Stillwater's and Lonmin's business strategies, exploration and development activities; supply chain shortages and increases in the price of production inputs; the adequacy of insurance coverage; failure of information technology and communications systems and data privacy issues; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions, constraints and cost increases; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Lonmin's and Sibanye-Stillwater's operations; operating in new geographies and regulatory environments where Sibanye-Stillwater has no previous experience; the ability to achieve steady state production at the Blitz Project; failure to obtain the benefits of ongoing streaming arrangements; the availability, terms and deployment of capital or credit; and the impact of HIV, tuberculosis and other contagious diseases. These forward-looking statements speak only as of the date of publication of this announcement. Sibanye-Stillwater and Lonmin expressly disclaim any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).

Publication on website

A copy of this announcement will be made available, subject to certain restrictions relating to persons resident in restricted jurisdictions, at Sibanye-Stillwater's and Lonmin's websites on https://www.sibanyestillwater.com/investors/transactions/lonmin and www.lonmin.com/investors/sibanye-stillwater-offer by no later than 12 noon (London time) on the business day following the date of this announcement. For the avoidance of doubt, the contents of this website are not incorporated into and does not form part of this announcement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: June 10, 2019

By: /s/ Charl Keyter

Name: Charl Keyter

Title: Chief Financial Officer